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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 22 April 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	22 April 2004
Number	21/04

BHP BILLITON QUARTERLY REPORT ON EXPLORATION

AND DEVELOPMENT ACTIVITIES

January 2004 - March 2004

This report covers exploration and development activities for the quarter ended 31 March 2004. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent, and references to quarters are based on calendar years.

Of the 12 projects that were under construction during the quarter, 10 are within Board approved expenditure limits and are tracking on or ahead of schedule. (Refer to comments on Dendrobium Coal Project on page 4.) The exceptions are Minerva and the ROD Integrated development. The Products and Capacity Expansion Project (PACE) was commissioned during the quarter, under budget and ahead of original schedule. The Ravensthorpe Yabulu Integrated Nickel project and the Escondida Sulphide Leach project have recently been approved by the Board of Directors.

PETROLEUM DEVELOPMENT

Atlantis Development, Gulf of Mexico, USA (BHP Billiton 44%, non-operated)

BHP Billiton completed full capital allocation for the Atlantis project in February 2003. Our share of total project expenditure is US$1.1 billion. The sanctioned facility is designed to produce at a daily rate of up to 150,000 barrels of oil and 180 million cubic feet of natural gas. Fabrication of the hull began with the cutting of first steel at the shipyard in South Korea. Fabrication of the topsides and hull facilities continued during the quarter. The project remains on budget and on schedule for first production in the third quarter of 2006.

Mad Dog Development, Gulf of Mexico, USA (BHP Billiton 23.9%, non-operated)

BHP Billiton announced its sanction of the Mad Dog field in February 2002, approving up to US$335 million for development of the Gulf of Mexico oil and gas field. During the quarter the hull arrived from Finland, was towed to its location and successfully upended on 22 February 2004. Mooring installation is complete. Work on the living quarters was completed in Sweden and the module arrived in the USA. Topsides fabrication is continuing in the USA. At the end of March 2004, the overall facility was approximately 85 per cent complete. First production remains on schedule for the end of 2004.

Greater Angostura Development, Trinidad (BHP Billiton 45%, operated)

In March 2003, BHP Billiton approved US$327 million for the first development phase of the Greater Angostura oil and gas field off the northeast coast of Trinidad. During the quarter fabrication continued on onshore facilities, including oil storage tanks, pipelines and associated infrastructure. Construction is complete on all four wellhead protector platforms, with one already positioned offshore, and the remaining offshore facilities are being prepared for installation and commissioning. The project remains on budget and first oil production is on schedule for the end of 2004.

North West Shelf expansion, Australia (BHP Billiton 16.67%, non operated)

Overall progress on the fourth liquefaction processing train is 89 per cent complete and remains on schedule to start up in mid 2004. Construction is 82 per cent complete and pre-commissioning of some packages has commenced. The second trunkline was commissioned in mid February. BHP Billiton's share of capital expenditure is US$247 million.

ROD Integrated Development, Algeria (BHP Billiton 36.04%, joint operating entity comprising BHP Billiton/SONATRACH)

The ROD Integrated Development consists of the development of six satellite oilfields in the Berkine Basin in eastern Algeria. The project will produce 80,000 barrels of Sahara Blend crude oil per day, with associated gas being reinjected into the reservoir together with water to provide pressure support to the reservoir. At the end of March 2004, the development drilling programme of 24 new development wells and one workover had been concluded and the rig was being de-mobilised. 34 development wells are currently available for production operations, 11 of which are completions of exploration and appraisal phase wells. Procurement of major equipment and bulk materials is complete. Process pipework spool prefabrication has been completed and delivered to the site. Over 5 million workhours have been completed at the construction site without a Lost Time Incident. Overall project progress is 87 per cent complete. First production is scheduled for the middle of calendar year 2004, one quarter behind the original schedule. BHP Billiton's share of capital expenditure is US$192 million.

Minerva (BHP Billiton 90%, operated)

In September 2003, BHP Billiton changed the contractual arrangements relating to the design and construction of the Minerva development. A new managing contractor was appointed in October 2003 to complete the gas plant, and engineering has progressed to an advanced stage. Procurement activities are well underway and most long lead time items have been ordered. Construction activities are increasing as concrete foundations are poured and delivery of equipment commences. All other parts of the Minerva Development are now ready to produce, with the Minerva 3 and 4 wells completed, onshore and offshore flowlines installed, and all tie-ins made from wellhead through to gas plant. Following a review of the project's targets, initial production is now expected in the fourth quarter of calendar year 2004, and BHP Billiton's share of capital expenditure is expected to be US$150 million.

Caesar/Cleopatra Transportation Systems, Gulf of Mexico, USA (BHP Billiton interest in Caesar pipeline, 25%; interest in Cleopatra pipeline, 22%. Non-operated)

BHP Billiton acquired a 25 per cent interest in the Caesar oil pipeline and a 22 per cent interest in the Cleopatra gas pipeline, which will transport product from the Mad Dog and Atlantis fields to pipelines closer to shore. Installation of the Cleopatra and Caesar portions has been completed to a third party facility and to Mad Dog. Expenditure of up to US$132 million has been approved by the Board for this project. The project is on budget and on schedule to commence operation coinciding with first production at third party facilities, in advance of first hydrocarbon production from Mad Dog and Atlantis.

MINERALS DEVELOPMENT

Base Metals

Escondida Norte, Chile (BHP Billiton 57.5%)

The development of the Escondida Norte pit, located approximately 5 kilometres north of the existing Escondida mining operations, was approved in June 2003. The initial stripping shovel and associated haul trucks were moved into the Escondida Norte site in early December 2003. The second fleet commenced during February 2004. Pre-mine waste stripping continued during the quarter, using both contractor and Escondida equipment. Total material movement in the pre-mine to the end of March 2004 was 20.9 million tonnes. Construction activities continued on the initial infrastructure requirements including maintenance facilities, mine fuel station, electrical substations, service roads and offices. Pre-mine development, design and construction activities are currently on track to meet first ore delivery to the crusher in the fourth quarter of 2005. Development costs are estimated at US$400 million (BHP Billiton share US$230 million).

Escondida Sulphide Leach, Chile (BHP Billiton 57.5%)

The Escondida Sulphide Leach project was approved in April 2004. The project will produce 180,000 tonnes (103,500 tonnes BHP Billiton share) of copper cathode per annum, utilising a bacterially assisted leaching process on low-grade run-of-mine ore from both the Escondida and Escondida Norte pits. The resulting solutions will then be treated in conventional solvent extraction and electrowinning plants. Development costs are estimated at US$870 million (US$500 million BHP Billiton share) and production is scheduled to begin during the second half of 2006.

Carbon Steel Materials

Products & Capacity Expansion Project, Australia (BHP Billiton 85%)

The project provides for the upgrade of the BHP Billiton rail and port facilities in a staged process to meet forecast increases in sales of iron ore.

Construction work was completed, and commissioning and performance testing activities continued during the quarter. The first shipment of iron ore was loaded from the new facilities at the end of January 2004, ahead of the original schedule. The project was completed at a cost of US$315 million (BHP Billiton share US$268 million) compared with the budget of US$351 million (BHP Billiton share US$299 million). This project will no longer be included in this report.

Dendrobium Coal Project, Australia

The Dendrobium Mine will be a low cost underground longwall operation capable of producing 5.2 Mtpa of raw coal (3.6 Mtpa of clean coal). The main customer for the coking coal is BlueScope Steel, located seven kilometres from the mine site. Board approved capital expenditure is US$170 million.

Construction activities associated with the mine surface facilities, ventilation shaft, washery upgrade and Kemira Valley Rail Coal Loading facilities have been completed and successfully commissioned. Construction activities associated with the thermal drier are well underway. The majority of the project's remaining work is related to the underground drivage required to install and commission the longwall. Difficulties have been experienced with underground mining conditions during the quarter, slowing development rates. One mining unit has passed through this zone and is again producing at above expected rates. It is anticipated that the other two units will have passed through this zone before the end of May 2004 at which time the project costs will be reviewed. We continue to expect longwall commencement in the middle of calendar year 2005.

Stainless Steel Materials

Ravensthorpe Yabulu Integrated Nickel Project, Australia

The Ravensthorpe Yabulu integrated nickel project was approved in March 2003. The project includes the development of a mine, treatment plant and associated infrastructure near Ravensthorpe in Western Australia, and the expansion of the QNI Yabulu refinery near Townsville in Queensland. The Ravensthorpe processing plant will produce a mixed nickel cobalt hydroxide intermediate product, which will be packaged and shipped to Yabulu for final refining. The capital cost for the combined project is expected to be US$1.4 billion. Construction is expected to commence in late 2004, with first nickel metal production from the expanded Yabulu refinery expected in late 2007.

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 March 2004.
WELL	LOCATION	BHP BILLITON EQUITY	STATUS
Scindian-4/Arwen	Australia, Carnarvon Basin, WA-10-L	45% BHP Billiton operator (61.2% BHP Billiton interest in Arwen)	Deepening of Scindian-4 to test deeper gas potential encountered sub-commercial gas column.
MLA_A6a (new Turrum appraisal well drilled from Marlin platform)	Australia, Bass Strait Vic L/3	50% BHP Billiton; ESSO Australia operator	Preparing to log and evaluate.
Puncheon-1	Trinidad Block 3(a)	30% BHP Billiton operator	Encountered 60 foot net oil column, tested 4,443 bbls/d on a 40/64 inch choke.
Puma-1	Gulf of Mexico, Green Canyon 823	33.3% BHP Billiton; BP operator	Encountered 500 feet of net oil. Two subsequent sidetrack bores also encountered oil. See News Release of 13 January 2004.
Shenzi-2	Gulf of Mexico, Green Canyon 653	44% BHP Billiton operator	Drilling ahead. See News Release of 12 November 2003.
Neptune 6-7	Gulf of Mexico, Atwater Valley 618	35% BHP Billiton operator	Neptune 6 - abandoned; Neptune 7 - Completed drilling. See News at BHP Billiton release of 20 April 2004.
Mad Dog Deep	Gulf of Mexico, Green Canyon 826	23.9% BHP Billiton; BP operator	Drilling ahead to the 11 7/8" casing point at 21,250 total vertical depth.

MINERALS EXPLORATION

The minerals exploration group of BHP Billiton continued to pursue global exploration opportunities for key commodities of interest to the group utilising both the Junior Alliance Program and in-house capabilities.

Work continues on the BHP Billiton Qilalugaq property near Repulse Bay, Nunavut, Canada (BHP Billiton 100%), with equipment mobilisation and camp construction having commenced. The bulk sampling of several kimberlite pipes and drill testing of previously defined targets is scheduled to begin in April 2004.

EXPLORATION EXPENDITURE

During the quarter, BHP Billiton spent US$35 million on minerals exploration, of which US$28 million was expensed, and US$59 million on petroleum exploration, of which US$26 million was expensed.

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Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia
 Tracey Whitehead, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 419 404 978
email: Tracey.Whitehead@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United Kingdom
 Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156
email: Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 22 April 2004